Item 77 C - Matters submitted to a vote of security holders


On March 28, 2007, the sole shareholder of the Driehaus
International Equity Yield Fund of Driehaus Mutual Funds
(the "Trust") adopted, in lieu of a meeting of shareholder, the following resolution:

     RESOLVED, that the Investment Advisory Agreement, as amended, between the Trust and Driehaus
Capital Management LLC in the form approved by the Board of Trustees of the Trust is hereby approved.


On September 12, 2007, the sole shareholder of the Driehaus
International Small Cap Fund of the Trust adopted, in lieu of a meeting of shareholders, the following resolution:

     RESOLVED, that the Investment Advisory Agreement, as amended, between the Trust and Driehaus
Capital Management LLC in the form approved by the Board of Trustees of the Trust is hereby approved.